SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

We have audited the accompanying non-consolidated balance sheets of Korea Electric Power Corporation (the “Company”) as of December 31, 2007 and 2008, and the related non-consolidated statements of operations, disposition of deficit, changes in shareholders’ equity and cash flows for the years then ended, all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Korea Midland Power Co., Ltd. and Korea Southern Power Co., Ltd., which statements reflect 7.1 percent of the total assets as of December 31, 2008 and 5.7 percent of loss before income tax for the year ended December 31, 2008. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation as of December 31, 2007 and 2008, and the results of its operations, changes in its deficit and its shareholders’ equity, and its cash flows for the years then ended, in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Public Enterprise & Associate Government Agency and accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of Korean Won amounts into U.S. Dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. Dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and audit standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and audit standards and their application in practice.

February 27, 2009

Notice to Readers

This report is effective as of February 27, 2009, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars (Note 2)
	2007		2008		2008
	(In millions)				(In thousands)
Assets
Property, plant and equipment (Notes 3 and 5):	KRW	49,295,683	KRW	52,404,018	$41,673,177
Less: accumulated depreciation		(14,415,883)		(16,303,748)	(12,965,208)
Less: construction grants		(6,126,776)		(6,789,063)	(5,398,858)

		28,753,024		29,311,207	23,309,111
Construction in-progress		2,265,117		2,629,946	2,091,408

Net property, plant and equipment		31,018,141		31,941,153	25,400,519

Investments and other assets:
Investment securities (Notes 6 and 7)		28,956,430		28,498,281	22,662,649
Long-term other accounts receivable, less allowance for doubtful accounts of KRW13,066 in 2007 and KRW11,775 million in 2008 (Notes 3, 20 and 29)		1,293,500		1,170,688	930,964
Long-term loans (Note 8)		212,199		226,439	180,071
Intangible assets (Note 4)		208,295		195,951	155,826
Currency swap (Note 24)		—		303,270	241,174
Other non-current assets (Notes 9 and 20)		264,373		301,981	240,139

Total non-current assets		30,934,797		30,696,610	24,410,823

Current assets:
Cash and cash equivalents (Notes 10 and 20)		189,346		219,222	174,332
Trade receivables, less allowance for doubtful accounts of KRW52,406 million in 2007 and KRW48,092 million in 2008 (Notes 20 and 29)		2,469,559		2,620,968	2,084,269
Other accounts receivable, less allowance for doubtful accounts of KRW7,182 million in 2007 and KRW6,824 million in 2008 (Note 29)		447,450		674,309	536,230
Inventories (Note 11)		225,435		226,856	180,402
Deferred income tax assets, net (Note 27)		251,762		431,435	343,090
Other current assets (Notes 12)		106,101		57,622	45,822

Total current assets		3,689,653		4,230,412	3,364,145

Total assets	KRW	65,642,591	KRW	66,868,175	$53,175,487

(Continued)

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars (Note 2)
	2007		2008		2008
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity

Stockholders’ equity:
Common stock of KRW5,000 par value, authorized – 1,200,000,000 shares, issued and outstanding - 641,567,712 shares in 2007 and 2008 (Note 13)	KRW	3,207,839	KRW	3,207,839	$2,550,965
Capital surplus (Notes 3 and 13)		14,555,890		14,556,185	11,575,495
Capital adjustments (Note 14)		(741,825)		(741,489)	(589,653)
Accumulated other comprehensive income (Notes 15 and 34)		79,664		406,673	323,398
Retained earnings (Accumulated deficit):
Appropriated (Note 16)		25,372,349		26,462,200	21,043,499
Before appropriations (Before disposition)		1,556,815		(2,952,468)	(2,347,887)

Total shareholders’ equity		44,030,732		40,938,940	32,555,817

Long-term liabilities:
Long-term debt, net (Notes 18 and 29)		10,648,983		15,236,631	12,116,605
Accrual for retirement and severance benefits, net (Note 21)		689,800		877,319	697,669
Reserve for self insurance (Note 22)		109,273		115,268	91,665
Other provisions (Note 22)		242,219		268,755	213,722
Deferred income tax liabilities, net (Note 27)		2,513,867		1,133,239	901,184
Currency swap		—		21,297	16,936
Other long-term liabilities (Note 30)		423,844		401,195	319,041

Total long-term liabilities		14,627,986		18,053,704	14,356,822

Current liabilities:
Trade payables (Note 29)		2,098,630		2,961,375	2,354,970
Other accounts payable (Notes 20 and 29)		309,592		364,265	289,674
Short-term borrowings (Note 19)		489,999		300,000	238,569
Current portion of long-term debt, net (Note 18)		3,479,974		3,472,579	2,761,494
Income tax payable (Note 27)		—		68,646	54,589
Other current liabilities (Note 23)		605,678		708,666	563,552

Total current liabilities		6,983,873		7,875,531	6,262,848

Total liabilities		21,611,859		25,929,235	20,619,670

Commitments and contingencies (Note 30)

Total shareholders’ equity and liabilities	KRW	65,642,591	KRW	66,868,175	$53,175,487

See accompanying notes to non-consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars (Note 2)
	2007		2008		2008
	(In millions except per share amounts)				(In thousands except per share amounts)
OPERATING REVENUES:
Sale of electricity (Note 29)	KRW	28,953,328	KRW	31,480,221	$25,033,973
Other operating revenues (Note 29)		30,557		42,162	33,528

		28,983,885		31,522,383	25,067,501

OPERATING EXPENSES (Notes 29):
Power generation, transmission and distribution costs (Note 25)		4,645,447		4,704,474	3,741,132
Purchased power		22,724,191		29,107,892	23,147,429
Other operating costs		43,657		59,359	47,204
Selling and administrative expenses (Note 26)		1,240,590		1,309,860	1,041,638

		28,653,885		35,181,585	27,977,403

OPERATING INCOME		330,000		(3,659,202)	(2,909,902)

OTHER INCOME (EXPENSES):
Interest income		82,447		90,590	72,040
Interest expense (Note 29)		(602,489)		(752,366)	(598,303)
Loss on foreign currency transactions and translation, net		(76,919)		(585,373)	(465,506)
Donations		(22,297)		(30,515)	(24,267)
Rental income		167,014		164,807	131,060
Equity income (loss) of affiliates, net (Note 7)		1,765,939		(64,944)	(51,645)
Gain on disposal of property, plant and equipment, net		16,117		22,564	17,943
Valuation gain on currency and interest rate swaps, net (Note 24)		2,594		279,379	222,170
Translation gain (loss) on currency and interest rate swaps, net (Note 24)		9,592		(153,139)	(121,780)
Other, net		211,777		181,968	144,706

		1,553,775		(847,029)	(673,582)

INCOME (LOSS) BEFORE INCOME TAX		1,883,775		(4,506,231)	(3,583,484)
INCOME TAX EXPENSE (BENEFITS) (Note 27)		326,960		(1,553,763)	(1,235,597)

NET INCOME (LOSS)	KRW	1,556,815	KRW	(2,952,468)	$(2,347,887)

BASIC EARNINGS (LOSS) PER SHARE (Note 28)	KRW	2,504	KRW	(4,742)	$(3.77)

DILUTED EARNINGS (LOSS) PER SHARE (Note 28)	KRW	2,461	KRW	(4,742)	$(3.77)

See accompanying notes to non-consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF DISPOSITION OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Korean Won				Translation into U.S. Dollars (Note 2)
	2007		2008		2008
	(In millions)				(In thousands)
Unappropriated retained earnings (Undisposed Accumulated deficit):
Balance at beginning of year	KRW	—	KRW	—	$—
Net income		1,556,815		(2,952,468)	(2,347,887)

Balance at end of year before appropriation (before disposition)		1,556,815		(2,952,468)	(2,347,887)

Transfer from voluntary reserves:
Reserve for business rationalization		—		31,900	25,368
Reserve for business expansion		—		2,920,568	2,322,519

Appropriation of retained earnings:
Reserve for business expansion		1,089,851		—	—
Dividends – 15% on par value at 750 Won per share in 2007 (Note 17)		466,964		—	—

		1,556,815		—	—

Unappropriated retained earnings to be carried forward to subsequent year	KRW	—	KRW	—	$—

See accompanying notes to non-consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

NON- CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 and 2008

	Korean Won (In millions)
	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
Beginning of January 1, 2007	KRW	3,207,839	KRW	14,518,843	KRW	(796,980)	KRW	38,892	KRW	25,993,431	KRW	42,962,025
Exercise of conversion right		—		(9,903)		—		—		—		(9,903)
Treasury stock exchange of exchangeable bond				—		6,041		—		—		6,041
Changes in treasury stock		—		—		49,114		—		—		49,114
Gain on disposal of treasury stock		—		22,749		—		—		—		22,749
Loss on valuation of available-for-sale securities, net		—		—		—		(3,668)		—		(3,668)
Gain on disposal of subsidiary’s securities		—		59,143		—		—		—		59,143
Equity gain of affiliates		—		—		—		5,301		—		5,301
Equity loss of affiliates		—		—		—		54,604		—		54,604
Directly charged tax effect		—		(34,942)		—		(15,465)		—		(50,407)
Net income		—		—		—		—		1,556,815		1,556,815
Dividends declared		—		—		—		—		(621,082)		(621,082)

Balance at December 31, 2007	KRW	3,207,839	KRW	14,555,890	KRW	(741,825)	KRW	79,664	KRW	26,929,164	KRW	44,030,732

Beginning of January 1, 2008	KRW	3,207,839	KRW	14,555,890	KRW	(741,825)	KRW	79,664	KRW	26,929,164	KRW	44,030,732
Exercise of conversion right		—		—		—		—		—		—
Treasury stock exchange of exchangeable bond		—		(84)		—		—		—		(84)
Changes in treasury stock		—		—		336		—		—		336
Gain on disposal of treasury stock		—		259		—		—		—		259
Loss on valuation of available-for-sale securities, net		—		—		—		(3,501)		—		(3,501)
Gain on disposal of subsidiary’s securities		—		168		—		—		—		168
Equity gain of affiliates		—		—		—		331,713		—		331,713
Equity loss of affiliates		—		—		—		84,270		—		84,270
Directly charged tax effect		—		(48)		—		(85,473)		—		(85,521)
Net income		—		—		—		—		(2,952,468)		(2,952,468)
Dividends declared		—		—		—		—		(466,964)		(466,964)

Balance at December 31, 2008	KRW	3,207,839	KRW	14,556,185	KRW	(741,489)	KRW	406,673	KRW	23,509,732	W	40,938,940

Translation into U.S. Dollars (In thousands) (Note 2)		$2,550,965		$11,575,495		$(589,653)		$323,398		$18,695,612		$32,555,817

See accompanying notes to non-consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Korean Won			Translation into U.S. Dollars (Note 2) 2008
	2007		2008
	(In millions)			(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	KRW	1,556,815	KRW (2,952,468)	$(2,347,887)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		1,891,759	1,954,298	1,554,114
Property, plant and equipment removal cost		294,734	294,376	234,096
Provision for retirement and severance benefits		159,266	222,218	176,714
Bad debt expense		18,854	19,547	15,545
Interest expense		32,341	32,435	25,793
Loss on foreign currency translation, net		57,783	536,227	426,423
Equity loss (income) of affiliates, net		(1,765,939)	64,944	51,645
Gain on disposal of property, plant and equipment, net		(16,117)	(22,564)	(17,943)
Contribution to self-insurance		7,191	7,180	5,710
Contribution to other provisions		33,454	15,152	12,049
Valuation gain on currency and interest rate swaps, net		(2,594)	(279,379)	(222,171)
Transaction loss (gain) on currency and interest rate swaps, net		(9,592)	153,139	121,780
Others		(158,232)	(44,525)	(35,405)

		542,908	2,953,048	2,348,350

Changes in assets and liabilities:
Increase in trade receivables		(239,386)	(170,963)	(135,955)
Increase in other accounts receivable		(4,060)	(87,445)	(69,538)
Decrease in inventories		35,340	109,961	87,444
Increase in deferred income tax assets		(348)	(179,674)	(142,882)
Decrease (Increase) in other current assets		(42,270)	91,865	73,054
Increase in other non-current assets		—	(1,404)	(1,117)
Increase in trade payables		322,037	862,746	686,080
Increase (Decrease) in other accounts payable		(112,240)	54,673	43,477
Increase (Decrease) in income tax payable		(437,741)	68,598	54,551
Increase in other current liabilities		62,923	86,697	68,944
Increase (Decrease) in deferred income tax liabilities		186,430	(1,466,100)	(1,165,885)
Decrease in other long-term liabilities		(8,664)	(660)	(525)
Payment of retirement and severance benefits, net		(29,768)	(37,884)	(30,126)
Increase in severance insurance deposits		(850)	(1,661)	(1,321)
Payment of self-insurance		(1,860)	(1,185)	(942)
Provision for other estimated liabilities		(29,248)	(13,300)	(10,577)
Dividend from equity investments		748,909	826,672	657,393

		449,204	140,936	112,075

Net cash provided by operating activities		2,548,927	141,516	112,538

(Continued)

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Korean Won		Translation into U.S. Dollars (Note 2) 2008
	2007	2008
	(In millions)		(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	KRW 24,351	KRW 43,647	$34,709
Additions to property, plant and equipment	(4,030,212)	(4,311,397)	(3,428,547)
Receipt of construction grants	1,042,175	1,115,646	887,193
Proceeds from disposal of investment securities	145,239	1,223	973
Acquisition of investment securities	(311,776)	(41,767)	(33,214)
Collection of loans	29,630	28,226	22,446
Extension of loans	(46,215)	(47,012)	(37,385)
Acquisition of intangible assets	(33,772)	(62,639)	(49,813)
Proceeds from short-term financial instruments	25,000	—	—
Settlement under currency and interest rate swap contracts	485,429	(153,139)	(121,781)
Other, net	313	(39,323)	(31,270)

Net cash used in investing activities	(2,669,838)	(3,466,535)	(2,756,689)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	282,953	—	—
Proceeds from long-term debt	3,829,716	7,492,901	5,958,569
Proceeds from disposal of corporation own stock fund	58,988	—	—
Repayment of short-term borrowings	—	(189,999)	(151,023)
Repayment of long-term debt	(3,369,407)	(3,480,931)	(2,768,206)
Dividends paid	(621,218)	(467,076)	(371,432)

Net cash provided by financing activities	181,032	3,354,895	2,667,908

NET INCREASE IN CASH AND CASH EQUIVALENTS (Note 31)	60,121	29,876	23,757

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	129,225	189,346	150,575

CASH AND CASH EQUIVALENTS, END OF YEAR	KRW 189,346	KRW 219,222	$174,332

See accompanying notes to non-consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS DECEMBER 31, 2007 AND 2008

1. GENERAL

Korea Electric Power Corporation (the “Company” or “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2008, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government and foreign investors held 21.12%, 29.95% and 23.79%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Knowledge Economy (the “MKE”, formerly the Ministry of Commerce, Industry and Energy) on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. In order to promote the internal competition, the Company organized Strategy Business Unit (SBU) on September 25, 2006 and had been operating it.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, Accounting Regulations for Public Enterprise·Associate Government Agency, which have been approved by the Korean Ministry of Finance and Economy (formerly the Korean Ministry of Finance and Economy) and, in the absence of specialized accounting regulations for utility companies, and the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by only those who are informed in Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Public Enterprise & Associate Government Agency. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language non-consolidated financial statements. Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying non-consolidated financial statements

The Company’s 2008 financial statements to be presented to the shareholders’ meeting were approved at the board of director meeting on February 26, 2009.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. Dollar amounts is included solely for the convenience of the readers outside of the Republic of Korea and has been made at the rate of KRW1,257.50 to USD1.00 at December 31, 2008, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted at that or any other rate.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized below.

Adoption of Newly Effective Statements of Korea Accounting Standards

The Korea Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. The Company prepared its financial statements as of December 31, 2008 in accordance with Financial Accounting Standards and SKAS in the Republic of Korea.

The Company newly adopted amended SKAS No. 16 – “Income taxes” which prescribes that additional income tax or tax refunds for the prior periods are included in income tax expense for the current period, formerly classified as other income (expenses). The Company also adopted amended SKAS No. 15 – “Investments in Associates” which requires the gain (loss) in disposal of investment securities of the subsidiaries to be presented as other capital surplus [formerly accumulated other comprehensive income (loss)] in case it is still subsidiaries after disposal.

As a result of adopting the above amended standards, certain amounts and accounts of prior period’s financial statements are reclassified to conform to the current period’s presentation. The reclassification does not affect the income before tax or net assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest costs and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings.

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives as follows:

Estimated useful lives (years)
Buildings	8, 15, 30
Structures	8, 15, 30
Machinery	16
Ships	9
Vehicles	4
Others	4

Construction grants are initially recorded and presented in the accompanying non-consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets.

Major maintenance and repair expenditure that increases the value of assets or increase the estimated useful life of assets are recorded as an increase of the book value, while ordinary expenditure that maintains normal operating condition is recorded as expense incurred.

Tangible assets are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. If future economic benefits can be less than carrying amount and the present value of expected future cash flows is less than the carrying amount, the Company considers recognition of an impairment loss. The amount of impairment loss is measured as the difference between the recoverable amount and the carrying amount.

Intangibles Assets

Intangible assets, which consist of computer software, industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method (decline-balance method for other purchased computer software) over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

Estimated useful lives (years)
Software	5
Industrial right	10
Land right	10
Others	4~20

Due to a significant adverse change in the extent or manner its being used, or a significant decrease in the market price of intangibles asset, if it’s future economic benefits are less than its carrying amount significantly, and the sum of the undiscounted cash flows expected to result from its use and eventual disposition is less than its carrying amount, the Company considers recognition of an impairment loss.

Investment Securities Other than those Accounted for Using the Equity Method

Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas held-to-maturity and available-for-sale securities are classified as long-term investment securities, except for those whose maturity dates or whose likelihood of being disposed of are within one year from the balance sheet date, which are classified as short-term investment securities.

Valuation of Securities

Securities are recognized initially at cost (determined by the moving average method for equity securities and by the specific identification for debt securities), which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face vales (commonly referred to as “discounts” or “premiums” on debt securities) is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period.

Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in accumulated other comprehensive income (loss), until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of accumulated other comprehensive income (loss) is reflected in current operations. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows:

Trading securities cannot be reclassified as other categories of securities. However, , when those securities can no longer be held for sale in the near-term to generate profits from short-term price differences, the trading securities can be reclassified as available-for-sale or held-to-maturity securities. When those securities are no longer traded in an active market, such securities are reclassified as available-for-sale securities. When trading securities are reclassified to other categories, the fair value (latest market value) as of the date of the reclassification becomes new acquisition cost of the security and the security’s unrealized holding gain or loss through the date of the reclassification is recorded in the non-operating income or expenses.

Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is reclassified into available-for-sale security, the difference between the book value and fair value is reported in accumulated other comprehensive income (loss). Whereas, in case available-for-sale security is reclassified into held-to-maturity securities, the difference is reported in accumulated other comprehensive income (loss) and amortized over the remaining term of the securities using the effective interest method.

Investment Securities Using the Equity Method

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and accumulated other comprehensive income in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings and changes in capital surplus and accumulated other comprehensive income (loss).

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. The Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

Any excess in the Company’s acquisition cost over the Company’s share of the net fair value of the investee’s identifiable net assets is considered as goodwill and amortized by the straight-line method over the estimated useful life. The amortization of such goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

When the Company’s equity interest in the investee increases due to an increase (or decrease) in contributed capital with (or without) consideration, the changes in the Company’s proportionate equity in the investee are accounted for as investment difference. If the Company’s equity interest decreases, the changes are accounted for as “gain (loss) on disposal of the equity method investment securities”. However, if the investee is the Company’s subsidiary, those changes are accounted for in the capital surplus (capital adjustments).

Under the equity method of accounting, unrealized gains and losses on transactions with an investee are eliminated to the extent of the Company’s interest in the investee. However, unrealized gains and losses from a down-stream transaction with a subsidiary are eliminated in their entirety.

When there is objective evidence that the equity method investment securities is impaired and the recoverable amount is lower than the carrying amount of the equity method investment securities, an impairment loss is recognized as “loss on impairment of equity method investment securities” included in non-operating expense and the unamortized investment difference is first reduced. When the recoverable amount is recovered after the recognition of impairment loss, the reversal of impairment loss is recognized as income up to the previously recorded impairment loss. The book value of the equity method investment securities after the reversal of the impairment loss cannot exceed the book value calculated as if the impairment loss would not been originally recognized. The reversal of the impairment loss recognized against the unamortized investment difference is not allowed.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at the average rate and the capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is recognized as accumulated other comprehensive income (loss).

Cash and Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

Financial Instruments

Short-term financial instruments are instruments managed by financial institutions which are held for short-term cash management purposes, maturing within one year, including time deposits, installment savings deposits. Long-term financial instruments are financial instruments not included in current assets.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted-average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

Convertible Bonds

When issuing convertible bonds, the values of the conversion rights are recognized separately. Considerations for conversion rights are measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance. The amortization of the premium and conversion right adjustment is recorded as a component of interest expense.

Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employee’s severance benefits trusts where the employees have a vested interest in the deposit with the insurance company in trust. Therefore, the deposit for severance benefits held in trusts is reflected in the accompanying balance sheets as a reduction of the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred reduces the retirement and severance benefit amount payable to employees when they leave the Company and is accordingly reflected in the accompanying non-consolidated financial statements as a reduction of the liability for retirement and severance benefit. However, due to the new regulation effective April 1999, such transfers to the National Pension Fund are no longer required.

Reserve for Self-Insurance

In accordance with the Accounting Regulations for Public Enterprise & Associate Government Agency, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at KRW938.20 and KRW1,257.50 to USD1.00, the rate of exchange at December 31, 2007 and 2008, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as accumulated other comprehensive income (loss).

Derivatives

Derivative instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of derivative instruments are recognized immediately in current operations.

Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect to the time value of money is material, a provision is recorded at the present value of the expenditures expected to be required to settle the obligation.

Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. Revenue other than sale of electric power is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

Income Tax

Income tax on income or loss for the period consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

3. PROPERTY, PLANT AND EQUIPMENT

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was on January 1, 1999), and recorded a revaluation gain of KRW12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2008, as announced by the Ministry of Land, Transport and Maritime Affairs (formerly the Ministry of Construction and Transportation) is as follows:

Won (In millions)
Purpose	Book value	Declared value
Land – transmission and distribution sites and other	KRW 3,456,077	KRW 6,262,143

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2007 are as follows:

	Won (In millions)
	2007
	Book value as of January 1, 2007		Acquisitions		Disposals		Depreciation		Others		Book value as of December 31, 2007
Land	KRW	3,393,138	KRW	191	KRW	(5,872)	KRW	—	KRW	45,166	KRW	3,432,623
Buildings		1,926,716		—		(1,353)		(158,710)		142,710		1,909,363
Structures		23,363,530		135		—		(1,030,019)		1,939,312		24,272,958
Machinery		4,754,871		8,938		(674)		(928,392)		1,152,445		4,987,188
Vehicles		19,504		—		—		(11,815)		11,128		18,817
Ships		869		—		(5)		(268)		814		1,410
Others		56,848		219,223		(4)		(37,144)		18,518		257,441
Construction in-progress		2,122,773		4,002,272		—		—		(3,859,928)		2,265,117
Construction grants (*)		(4,086,751)		(1,042,175)		—		343,941		(1,341,791)		(6,126,776)

	KRW	31,551,498	KRW	3,188,584	KRW	(7,908)	KRW	(1,822,407)	KRW	(1,891,626)	KRW	31,018,141

(*)	In compliance with the Rules on Power Transmitting Facilities announced by MOKE, the Company imposes construction costs and maintenance costs of power transmitting facilities to actual users, the Company’s six power generation subsidiaries. The Company recorded the amount to be received from the Company’s six power generation subsidiaries as long-term other accounts receivable.

Changes in property, plant and equipment for the year ended December 31, 2008 are as follows:

	Won (In millions)
	2008
	Book value as of January 1, 2008		Acquisitions		Disposals		Depreciation		Others		Book value as of December 31, 2008
Land	KRW	3,432,623	KRW	—	KRW	(17,784)	KRW	—	KRW	41,238	KRW	3,456,077
Buildings		1,909,363		—		(1,838)		(165,299)		192,721		1,934,947
Structures		24,272,958		333		(5)		(1,076,059)		1,997,014		25,194,241
Machinery		4,987,188		1,921		(558)		(929,528)		1,189,285		5,248,308
Vehicles		18,817		—		—		(11,490)		8,873		16,200
Ships		1,410		—		—		(498)		808		1,720
Others		257,441		3,524		(2)		(59,648)		47,462		248,777
Construction in-progress		2,265,117		4,305,619		—		—		(3,940,790)		2,629,946
Construction grants (*)		(6,126,775)		(1,115,645)		—		360,353		93,005		(6,789,063)

	KRW	31,018,141	KRW	3,195,752	KRW	(20,187)	KRW	(1,882,169)	KRW	(370,384)	KRW	31,941,153

(d)	Capitalized Interest

For the years ended December 31, 2007 and 2008, the amount of capitalized interest was KRW71,998 million and KRW141,783 million, respectively.

The impact on the Company’s financial position as of and for the year ended December 31, 2008 if interest and other borrowing costs were expensed instead of being capitalized is as follows:

	Won (In millions)
	Construction in-progress		Total assets		Interest expense		Income before income tax
Capitalized	KRW	1,800,346	KRW	66,868,175	KRW	752,366	KRW	(4,506,231)
Expensed		1,658,563		66,726,392		894,119		(4,648,014)

	KRW	141,783	KRW	141,783	KRW	(141,783)	KRW	141,783

4. INTANGIBLE ASSETS

Changes in intangible assets for the year ended December 31, 2007 are as follows:

	Won (In millions)
	Book value as of January 1, 2007		Acquisitions		Amortization		Others		Book value as of December 31, 2007
Computer software	KRW	127,173	KRW	141	KRW	(57,101)	KRW	59,380	KRW	129,593
Others		86,968		33,631		(12,251)		(29,646)		78,702

	KRW	214,141	KRW	33,772	KRW	(69,352)	KRW	29,734	KRW	208,295

Changes in intangible assets for the year ended December 31, 2008 are as follows:

	Won (In millions)
	Book value as of January 1, 2008		Acquisitions		Amortization		Others		Book value as of December 31, 2008
Computer software	KRW	129,593	KRW	—	KRW	(55,705)	KRW	14,449	KRW	88,337
Others		78,702		62,639		(16,424)		(17,303)		107,614

	KRW	208,295	KRW	62,639	KRW	(72,129)	KRW	(2,854)	KRW	195,951

In addition, the Company expensed research and development costs amounting to KRW216,051 million and KRW209,781 million for the years ended December 31, 2007 and 2008, respectively.

5. INSURED ASSETS

Insured assets as of December 31, 2008 are as follows (Won in millions):

Insured assets	Insurance type	Insured value		Insurer
Buildings and machinery	Fire insurance	KRW	603,387	Samsung Insurance Co., Ltd. And others
Buildings	General insurance		163,967	Hanwha Non-life Insurance Co., Ltd. And others

Construction in-progress	Construction insurance		14,552	Daehan Fire & Marine Insurance Co., Ltd. And others

		KRW	781,906

In addition, as of December 31, 2008, the Company carries marine cargo insurance for inventories, damage insurance for its light water nuclear reactor construction in North Korea, general group insurance for vehicles and others.

6. INVESTMENT SECURITIES OTHER THAN THOSE UNDER THE EQUITY METHOD

(a)	Investment securities other than those under the equity method as of December 31, 2007 are summarized as follows:

	Won (In millions)
	2007
	Ownership (%)	Acquisition cost		Unrealized holding gains		Fair value		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1 & * 2)	48.0	KRW	2,400	KRW	—	KRW	—	KRW	2,400
Korea Power Exchange (*3)	50.0		63,920		—		—		63,920
Kanglim Co., Ltd. (*4)	0.6		71		—		—		208
Hwan Young Steel Co., Ltd. (*1)	0.1		1,091		—		—		96
KNOC Nigerian East Oil Co., Ltd. (*1)	15.0		12		—		—		12
KNOC Nigerian West Oil Co., Ltd. (*1)	15.0		12		—		—		12
Dolphin Property Ltd.(*1)	15.0		12		—		—		12
KEPCO Australia Pty Ltd. (*1 & *2)	100.0		6,877		—		—		6,877
KEPCO Canada Energy Ltd. (*1 & *2)	100.0		823		—		—		823
KEPCO Nigeria Ltd. (*1 & *2)	100.0		76		—		—		76
Others (*1)	0.6~10.0		6,216		—		—		6,216

			81,510		—		—		80,652
Held-to-maturity:
Government bonds			23		—		—		23

Total		KRW	81,533	KRW	—	KRW	—	KRW	80,675

	Won (In millions)
	2008
	Ownership (%)	Acquisition cost		Unrealized holding gains		Fair value		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1 &*2)	48.0	KRW	1,680	KRW	—	KRW	—	KRW	1,680
Korea Power Exchange (*3)	50.0		63,920		—		60,547		60,547
Kanglim Co., Ltd. (*4)	0.6		208		—		79		79
Hwan Young Steel Co., Ltd. (*1)	0.1		1,091		—		—		97
KNOC Nigerian East Oil Co., Ltd. (*1)	15.0		12		—		—		12
KNOC Nigerian West Oil Co., Ltd. (*1)	15.0		12		—		—		12
Dolphin Property Ltd. (*1)	15.0		12		—		—		12
KEPCO Australia Pty Ltd. (*1 & *2)	100.0		15,588		—		—		15,588
KEPCO Canada Energy Ltd. (*1 & *2)	100.0		1,215		—		—		1,215
KEPCO Nigeria Ltd. (*1 & *2)	100.0		76		—		—		76
Sylardus Holdings BV (*1 & *2)	100.0		140		—		—		140
KEPCO Middle East Holding Company (*1 & *2)	100.0		807		—		—		807
Others	5.6~10.0		6,200		—		—		6,200

		KRW	90,961	KRW	—	KRW	—	KRW	86,465

(*1)	These available-for-sale non-marketable equity securities are stated at cost due to the lack of information to determine its fair value.
(*2)	As described in Note 2, investment in affiliates in which the Company owns 20% or more of the voting stock is stated at an amount as determined using equity method of accounting. However, as allowed per SKAS No.8, if the difference between the equity method and cost is considered to be immaterial, the Company can record the investment in available-for-sale securities at cost.

(*3)	Korea Power Exchange operates under certain regulations as a government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, considering the purpose of establishment and articles of incorporation of Korea Power Exchange, the Company does not appear to have significant management control. Therefore, the investment is accounted for as available-for-sale at fair value. Accordingly, the Company recorded loss on valuation of KRW3,373 million, which have been accounted for as accumulated other comprehensive income.
(*4)	The stock of Kanglim Co., Ltd. Was listed on the KOSDAQ and those securities are evaluated at market value (closing price as of current balance sheet date). The company recorded loss on valuation of available-for-sale of KRW129 million, which have been accounted for as accumulated other comprehensive income.

7. INVESTMENT SECURITIES USING THE EQUITY METHOD

(a)	Investment securities in affiliated companies accounted for using the equity method as of December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007
Affiliate	Ownership (%)	Acquisition cost		Proportionate net asset value		Book value
Listed:
Korea Gas Corporation (*1&*2)	24.5	KRW	94,500	KRW	938,136	KRW	938,136
KEPCO KPS (formerly Korea Plant Service) (*1, *2 &*9)	80.0		4,800		298,499		286,767
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799		13,645,050		13,650,396
Korea South-East Power Co., Ltd.	100.0		1,232,004		2,089,672		2,096,559
Korea Midland Power Co., Ltd.	100.0		1,325,891		2,572,152		2,574,532
Korea Western Power Co., Ltd.	100.0		1,442,638		2,426,218		2,429,546
Korea Southern Power Co., Ltd.	100.0		1,797,378		2,555,950		2,559,675
Korea East-West Power Co., Ltd.	100.0		2,322,905		2,585,443		2,590,231
Korea Power Engineering Co., Ltd. (*1)	97.9		4,991		218,483		26,895
KEPCO Nuclear Fuel Co., Ltd. (*1)	96.4		89,757		202,665		179,435
Korea Electric Power Industrial Development, Ltd. (*1)	49.0		7,987		29,379		29,379
Korea Electric Power Data Network Co., Ltd. (*1)	100.0		64,000		193,904		169,185
LG Powercomm (*1&*10)	43.1		323,470		393,043		393,043
Korea District Heating Co. (*1)	26.1		5,660		187,502		187,502
KEPCO International Hong Kong Ltd. (*1&*3)	100.0		15,102		261,455		261,455
KEPCO International Philippines Inc. (*1&*3)	100.0		104,832		162,243		162,243
KEPCO China International Ltd. (*1&*4)	100.0		18,852		9,317		9,317
KEPCO Gansu International Ltd. (*1&*5)	100.0		7,168		7,552		7,552
KEPCO Philippines Holdings Inc. (*1&*6)	100.0		202		5,104		5,104
KEPCO Asia International Ltd. (*1)	58.0		1,122		1,079		1,079
KEPCO Lebanon SARL (*1)	100.0		292		1,547		1,547
KEPCO Neimenggu International Ltd. (*1&*7)	100.0		60,950		64,160		64,160
KEPCO Shanxi International Ltd. (*1&*8)	100.0		253,039		244,392		244,392
KEPCO Energy Resource Nigeria Ltd. (*1)	30.0		7,824		7,625		7,625

		KRW	18,550,163	KRW	29,100,570	KRW	28,875,755

	Won (In millions)
	2008
Affiliate	Ownership (%)	Acquisition cost		Proportionate net asset value		Book value
Listed:
Korea Gas Corporation (*1 & *2)	24.5	KRW	94,500	KRW	1,022,928	KRW	1,022,928
KEPCO KPS (formerly Korea Plant Service) (*1 & *2)	80.0		4,800		328,230		297,937
LG Powercomm (*1, *2 & *9)	38.8		323,470		384,901		384,901
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799		13,525,846		13,531,518
Korea South-East Power Co., Ltd.	100.0		1,232,004		1,982,429		1,989,891
Korea Midland Power Co., Ltd.	100.0		1,325,891		2,434,934		2,437,994
Korea Western Power Co., Ltd.	100.0		1,442,638		2,272,254		2,276,092
Korea Southern Power Co., Ltd.	100.0		1,797,378		2,329,311		2,334,054
Korea East-West Power Co., Ltd.	100.0		2,322,905		2,389,600		2,395,545
Korea Power Engineering Co., Ltd. (*1)	97.9		4,991		240,194		48,538
KEPCO Nuclear Fuel Co., Ltd. (*1)	96.4		89,757		198,366		177,612
Korea Electric Power Industrial Development, Ltd. (*1)	49.0		7,987		28,717		28,717
Korea Electric Power Data Network Co., Ltd. (*1)	100.0		64,000		214,404		178,819
Korea District Heating Co. (*1)	26.1		5,660		186,446		186,446
KEPCO International Hong Kong Ltd. (*1 & *3)	100.0		15,102		382,410		382,410
KEPCO International Philippines Inc. (*1 & *3)	100.0		104,832		238,099		238,099
KEPCO Gansu International Ltd. (*1 & *5)	100.0		11,268		14,249		14,249
KEPCO Philippines Holdings Inc. (*1 & *6)	100.0		15,926		20,032		20,032
KEPCO Asia International Ltd. (*1)	58.0		1,137		1,447		1,447
KEPCO Lebanon SARL (*1)	51.0		149		830		830
KEPCO Neimenggu International Ltd. (*1 & *7)	100.0		72,189		101,301		101,301
KEPCO Shanxi International Ltd. (*1& *8)	100.0		253,040		353,810		353,810
KEPCO Energy Resource Nigeria Ltd. (*1)	30.0		8,463		8,646		8,646

		KRW	18,562,886	KRW	28,659,384	KRW	28,411,816

(*1)	The Company used unaudited financial results of the above affiliated companies when applying the equity method of accounting. In subsequent periods, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.
(*2)	The quoted market value (based on closing Korea Stock Exchange Price) of Korea Gas Corporation, KEPCO KPS and LG Powercomm as of December 31, 2008 was KRW1,086,750 million (KRW 1,224,720 million in 2007), KRW900,000 million (KRW232,560 million in 2007) and KRW336,409 million, respectively.

(*3)	As KEPCO International Hong Kong Ltd. Owns 100.0% of KEPCO Philippines Corporation (“KEPHILCO”) and KEPCO International Philippines Inc. owns 51.0% of KEPCO Ilijan Corporation (“KEILCO”). The Company accounts for the equity income from KEPCO International Hong Kong Ltd. And KEPCO International Philippines Inc., including the changes in the net equity of KEPHILCO and KEILCO.

Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPHILCO and KEILCO is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the agreement period, the power plant complex will be transferred to the National Power Corporation in Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral to Japan Bank of International Corporation and others.

(*4)	In 2008, the Company disposed shares of KEPCO China International Ltd. And recorded KRW9,222 million as loss on disposal of investment in other income (expense).
(*5)	As KEPCO Gansu International Ltd. Owns 40.0% of the shares of Gansu Datang Yumen Wind Power Co., Ltd., the Company accounts for the equity income from KEPCO Gansu International Ltd. Including the changes in the net equity of Gansu Datang Yumen Wind Power Co., Ltd.
(*6)	As KEPCO Philippines Holdings Inc. owns 40.0% of the shares of SPC Power Corporation, the Company accounts for the equity income from KEPCO Philippines Holdings Inc. including the changes in the net equity of SPC Power Corporation.
(*7)	As KEPCO Neimenggu International Ltd. Owns 40.0% of the shares of Datang Chifeng Renewable Co., Ltd., the Company accounts for the equity income from KEPCO Neimenggu International Ltd. Including the changes in the net equity of Datang Chifeng Renewable Co., Ltd.
(*8)	As KEPCO Shanxi International Ltd. Owns 34.0% of the shares of Gemeng International Energy Group Co., Ltd., the Company accounts for the equity income from KEPCO Shanxi International Ltd. Including the changes in the net equity of Gemeng International Energy Group Co., Ltd.
(*9)	LG Powercomm issued new stocks in the current year and investment difference on equity securities of KRW10,466 million was recorded as loss on disposal of investments in other income (expense).

(b)	The Company eliminated unrealized gains from transactions with its affiliates and bad debt expense for receivables from its subsidiaries for the years ended December 31, 2007 and 2008 as follows:

	Won (In millions)
	2007
Affiliate	Property, plant and equipment		Intangible assets		Trade receivables		Allowance for doubtful accounts		Total
Korea Hydro & Nuclear Power Co., Ltd.	KRW	(1,889)	KRW	—	KRW	—	KRW	7,236	KRW	5,347
Korea South-East Power Co., Ltd.		—		—		—		6,887		6,887
Korea Midland Power Co., Ltd.		—		—		—		2,381		2,381
Korea Western Power Co., Ltd.		—		—		—		3,328		3,328
Korea Southern Power Co., Ltd.		—		—		—		3,724		3,724
Korea East-West Power Co., Ltd.		—		—		—		4,787		4,787
Korea Power Engineering Co., Ltd.		(191,602)		—		—		14		(191,588)
KEPCO KPS (formerly Korea Plant Service)		—		—		(12,199)		466		(11,733)
KEPCO Nuclear Fuel Co., Ltd.		(23,232)		—		—		2		(23,230)
Korea Electric Power Data Network Co., Ltd.		(13,324)		(11,670)		—		275		(24,719)

	KRW	(230,047)	KRW	(11,670)	KRW	(12,199)	KRW	29,100	KRW	(224,816)

	Won (In millions)
	2008
Affiliate	Property, plant and equipment		Intangible assets		Trade receivables		Allowance for doubtful accounts		Total
Korea Hydro & Nuclear Power Co., Ltd.	KRW	(1,889)	KRW	—	KRW	—	KRW	7,561	KRW	5,672
Korea South-East Power Co., Ltd.		—		—		—		7,462		7,462
Korea Midland Power Co., Ltd.		—		—		—		3,060		3,060
Korea Western Power Co., Ltd.		—		—		—		3,838		3,838
Korea Southern Power Co., Ltd.		—		—		—		4,743		4,743
Korea East-West Power Co., Ltd.		—		—		—		5,945		5,945
Korea Power Engineering Co., Ltd.		(191,608)		(66)		—		18		(191,656)
KEPCO KPS (formerly Korea Plant Service)		(1,088)		—		(29,734)		529		(30,293)
KEPCO Nuclear Fuel Co., Ltd.		(20,755)		—		—		1		(20,754)
Korea Electric Power Data Network Co., Ltd.		(26,536)		(9,447)		—		398		(35,585)

	KRW	(241,876)	KRW	(9,513)	KRW	(29,734)	KRW	33,555	KRW	(247,568)

(c)	Changes in investments in affiliated companies under the equity method for the years ended December 31, 2007 and 2008 were as follows:

	Won (In millions)
	2007
Affiliate	Book value as of January 1, 2007		Equity income (loss)		Other comprehensive income (loss)		Others (*)		Book value as of December 31, 2007
Korea Gas Corporation	KRW	860,213	KRW	90,741	KRW	7,972	KRW	(20,790)	KRW	938,136
KEPCO KPS (formerly Korea Plant Service)		304,587		72,041		—		(89,861)		286,767
Korea Hydro & Nuclear Power Co., Ltd.		13,251,529		788,799		—		(389,932)		13,650,396
Korea South-East Power Co., Ltd.		2,034,810		89,032		(1,066)		(26,217)		2,096,559
Korea Midland Power Co., Ltd.		2,425,990		193,480		8,870		(53,808)		2,574,532
Korea Western Power Co., Ltd.		2,303,488		176,366		943		(51,251)		2,429,546
Korea Southern Power Co., Ltd.		2,392,156		228,106		5,866		(66,453)		2,559,675
Korea East-West Power Co., Ltd.		2,568,814		36,920		2,080		(17,583)		2,590,231
Korea Power Engineering Co., Inc.		41,114		(10,514)		—		(3,705)		26,895
KEPCO Nuclear Fuel Co., Ltd.		167,849		13,899		—		(2,313)		179,435
Korea Electric Power Industrial Development, Ltd.		48,238		6,142		(11)		(24,990)		29,379
Korea Electric Power Data Network Co., Ltd.		143,321		28,012		51		(2,199)		169,185
LG Powercomm		382,036		11,007		—		—		393,043
Korea District Heating Co.		184,074		4,839		(992)		(419)		187,502
KEPCO International Hong Kong Ltd.		242,060		17,185		32,282		(30,072)		261,455
KEPCO International Philippines Inc.		159,809		27,666		1,837		(27,069)		162,243
KEPCO China International Ltd.		15,504		(6,920)		733		—		9,317
KEPCO Gansu International Ltd.		5,820		(29)		1,738		23		7,552
KEPCO Philippines Holdings Inc.		2,634		(552)		4,029		(1,007)		5,104
KEPCO Asia International Ltd.		815		(2)		7		259		1,079
KEPCO Lebanon SARL		658		877		12		—		1,547
KEPCO Neimenggu International Ltd.		18,062		1,032		2,211		42,855		64,160
KEPCO Shanxi International Ltd.		—		(1,301)		(7,346)		253,039		244,392
KEPCO Energy Resource Nigeria Ltd.		—		(887)		688		7,824		7,625

	KRW	27,553,581	KRW	1,765,939	KRW	59,904	KRW	(503,669)	KRW	28,875,755

	Won (In millions)
	2008
Affiliate	Book value as of January 1, 2008		Equity income (loss)		Other comprehensive income (loss)		Others (*)		Book value as of December 31, 2008
Korea Gas Corporation	KRW	938,136	KRW	108,192	KRW	3,060	KRW	(26,460)	KRW	1,022,928
KEPCO KPS (formerly Korea Plant Service)		286,767		36,370		—		(25,200)		297,937
LG Powercomm		393,043		2,324		—		(10,466)		384,901
Korea Hydro & Nuclear Power Co., Ltd.		13,650,396		352,598		(752)		(470,724)		13,531,518
Korea South-East Power Co., Ltd.		2,096,559		(138,914)		40,563		(8,317)		1,989,891
Korea Midland Power Co., Ltd.		2,574,533		(103,294)		43,781		(77,026)		2,437,994
Korea Western Power Co., Ltd.		2,429,546		(102,907)		19,360		(69,907)		2,276,092
Korea Southern Power Co., Ltd.		2,559,675		(154,448)		19,386		(90,559)		2,334,054
Korea East-West Power Co., Ltd.		2,590,230		(195,450)		14,291		(13,526)		2,395,545
Korea Power Engineering Co., Inc.		26,895		26,828		—		(5,185)		48,538
KEPCO Nuclear Fuel Co., Ltd.		179,435		3,381		—		(5,204)		177,612
Korea Electric Power Industrial Development, Ltd.		29,379		4,728		—		(5,390)		28,717
Korea Electric Power Data Network Co., Ltd.		169,185		15,958		(124)		(6,200)		178,819
Korea District Heating Co.		187,502		2,366		(3,083)		(339)		186,446
KEPCO International Hong Kong Ltd.		261,455		74,228		49,240		(2,513)		382,410
KEPCO International Philippines Inc.		162,242		36,300		58,603		(19,046)		238,099
KEPCO China International Ltd.		9,317		—		(94)		(9,223)		—
KEPCO Gansu International Ltd.		7,552		(291)		2,889		4,099		14,249
KEPCO Philippines Holdings Inc.		5,104		1,348		(2,144)		15,724		20,032
KEPCO Asia International Ltd.		1,079		(8)		362		14		1,447
KEPCO Lebanon SARL		1,547		(570)		187		(334)		830
KEPCO Neimenggu International Ltd.		64,161		6,054		20,922		10,164		101,301
KEPCO Shanxi International Ltd.		244,392		(39,759)		149,177		—		353,810
KEPCO Energy Resource Nigeria Ltd.		7,625		22		360		639		8,646

	KRW	28,875,755	KRW	(64,944)	KRW	415,984	KRW	(814,979)	KRW	28,411,816

(*)	Others represent dividends from the affiliates, additions to the investments and disposal of the investments.

(d)	Total assets, total liabilities, sales and net income (loss) of affiliated companies as of and for the year ended December 31, 2008 are as follows:

	Won (In millions)
Affiliate	Total assets		Total liabilities		Sales		Net income (loss)
Korea Hydro & Nuclear Power Co., Ltd.	KRW	24,169,763	KRW	10,643,917	KRW	5,802,350	KRW	352,273
Korea South-East Power Co., Ltd.		5,472,277		3,489,848		3,043,377		(139,489)
Korea Midland Power Co., Ltd.		5,488,529		3,053,595		3,589,759		(98,828)
Korea Western Power Co., Ltd.		4,198,514		1,926,260		3,700,329		(103,418)
Korea Southern Power Co., Ltd.		4,676,031		2,346,720		4,614,940		(155,466)
Korea East-West Power Co., Ltd.		4,715,205		2,325,605		3,996,041		(196,608)
Korea Power Engineering Co., Inc.		353,145		107,898		347,292		27,462
KEPCO KPS (formerly Korea Plant Service)		551,942		141,655		763,873		68,663
KEPCO Nuclear Fuel Co., Ltd.		322,371		116,504		139,803		938
Korea Electric Power Industrial Development, Ltd.		128,479		69,873		261,090		12,833
Korea Electric Power Data Network Co., Ltd.		312,203		97,799		409,583		26,824
LG Powercomm		1,937,073		944,983		1,273,769		5,991
Korea Gas Corporation		20,807,767		16,624,885		23,324,594		435,153
Korea District Heating Co.		2,382,031		1,666,926		1,189,916		9,072
KEPCO International Hong Kong Ltd.		382,410		—		63,589		74,228
KEPCO International Philippines Inc.		240,385		2,286		38,191		36,300
KEPCO Gansu International Ltd.		14,259		10		—		(290)
KEPCO Philippines Holdings Inc.		50,839		30,807		4,181		1,348
KEPCO Asia International Ltd.		2,495		—		—		(14)
KEPCO Lebanon SARL		11,025		9,397		19,314		(275)
KEPCO Neimenggu International Ltd.		101,311		10		5,838		6,054
KEPCO Shanxi International Ltd.		593,194		239,384		—		(39,760)
KEPCO Energy Resource Nigeria Ltd.		57,463		28,642		3,663		74

8. LOANS TO EMPLOYEES

The Company has provided housing and tuition loans to employees as of December 31, 2007 and 2008 as follows:

	Won (In millions)
	2007		2008
Current portion of long-term loans (Note 12)	KRW	13,718	KRW	18,264
Long-term loans		212,199		226,439

	KRW	225,917	KRW	244,703

9. OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007		2008
Deposits	KRW	75,128	KRW	83,584
Transferred equipments from KEDO		93,971		93,625
Others		95,274		124,772

	KRW	264,373	KRW	301,981

10. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007		2008
Cash on hand	KRW	1,624	KRW	1,054
Passbook accounts (*)		187,722		218,168

	KRW	189,346	KRW	219,222

(*)	Passbook accounts restricted in use for expenditures for certain business purposes are KRW75,023 million and KRW88,835 million as of December 31, 2007 and 2008, respectively.

11. INVENTORIES

Inventories as of December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007		2008
Raw materials	KRW	5,226	KRW	5,898
Supplies		217,215		214,746
Other		2,994		6,212

	KRW	225,435	KRW	226,856

12. OTHER CURRENT ASSETS

Other current assets as of December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007		2008
Current portion of long-term loans	KRW	13,718	KRW	18,264
Accrued income		6,693		9,645
Advanced payments		2,339		4,155
Prepaid expenses		4,639		5,957
Other current assets		78,712		19,601

	KRW	106,101	KRW	57,622

13. COMMON STOCK AND SURPLUS

(a) Common Stock

The Company has authorized 1,200,000,000 shares of KRW5,000 par value, of which 641,567,712 shares are issued and outstanding as of December 31, 2008.

(b) Capital Surplus

Capital surplus as of December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007		2008
Paid-in capital in excess of par value	KRW	835,139	KRW	835,139
Reserves for asset revaluation		12,552,973		12,552,973
Others		1,167,778		1,168,073

	KRW	14,555,890	KRW	14,556,185

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the previous Asset Revaluation Law, and recorded a revaluation gain of KRW12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

14. CAPITAL ADJUSTMENTS

Capital adjustments as of December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007		2008
Treasury stock	KRW	(741,825)	KRW	(741,489)

The Company has treasury stock amounting to KRW 741,825 million (18,948,627 shares) and KRW 741,489 million (18,929,995 shares) as of December 31, 2007 and 2008, respectively, for the purpose of stock price stabilization.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income as of December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007		2008
Gain on valuation of available-for-sale securities, net	KRW	—	KRW	(3,501)
Unrealized equity gain of affiliates		143,553		413,179
Unrealized equity loss of affiliates		(63,889)		(3,005)

	KRW	79,664	KRW	406,673

16. APPROPRIATED RETAINED EARNINGS

Appropriated retained earnings as of December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007		2008
Involuntary:
Legal reserve	KRW	1,603,919	KRW	1,603,919

Voluntary:
Reserve for investment on social overhead capital		5,277,449		5,277,449
Reserve for research and human development		330,000		330,000
Reserve for business rationalization		31,900		31,900
Reserve for business expansion		17,919,081		19,008,932
Reserve for dividend equalization		210,000		210,000

		23,768,430		24,858,281

	KRW	25,372,349	KRW	26,462,200

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital (a component of capital surplus) or offset against accumulated deficit by the resolution of the shareholders.

The reserve for investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Special Tax Treatment Control Law.

Until December 10, 2002 under the Special Tax Treatment Control Law (the “Law”), investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite the tax benefits received for certain investments and consequently, the existing balance is now regarded as a voluntary reserve. The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rates for the purpose of stabilizing the Company’s stock price and credit rating.

17. DIVIDENDS

Details of dividends for the years ended December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007	2008
Outstanding shares of common stock	KRW 622,619,085	KRW 622,637,757
Par value per share in Won	5,000	5,000
Dividend rate	15.0%	—
Dividend per share in Won	750	—

Dividend amount	466,964	—
Net income	1,556,815	(2,952,468)
Dividends as a percentage of net income	30.0%	—

Dividends per share in Won	750	—
Price per share in Won	39,650	29,600
Dividend yield	1.9%	—

18. LONG-TERM DEBT

Long-term borrowings as of December 31, 2007 and 2008 are as follows:

(a) Long-term Borrowings

				Won (In millions)
Lender	Type	Maturity	Annual interest rate (%)	2007		2008
Local Currency:
Korea Development Bank	Industrial facility	2009~2012	5.26~6.87	KRW	4,652,500	KRW	3,323,333
NongHyup	Industrial facility	2011	5.88		121,875		84,375
Mizuho Corporate Bank	Industrial facility	2009	4.82~5.29		650,000		650,000
Korea Exchange Bank	Industrial facility	2010~2011	5.17~6.66		300,000		800,000
Woori Bank	Industrial facility	2010	5.79		—		100,000
Korea Resources Corporation	Overseas business	2022~2023	3.25		4,971		9,714
Others	Industrial facility	2009~2043	0.5~2		57,421		56,435

					5,786,767		5,023,857

Foreign Currency:
Korea National Oil Corporation	Oil development business	2021~2022	3 year treasury notes – 3.00		7,945		11,046

					5,794,712		5,034,903
Less: Current portion					(1,469,502)		(2,091,307)

Long-term borrowing, net				KRW	4,325,210	KRW	2,943,596

(b)	Debentures

			Won (In millions)
Type	Maturity	Annual interest rate (%)	2007		2008
Local currency (Electricity bonds)
	2008	3.43~5.29	KRW	1,950,000	KRW	320,000
	2009	3.61~5.4		1,310,000		1,380,000
	2010	4.14~6.57		1,440,000		1,370,000
	2011	4.98~5.08		140,000		1,670,000
	2012	4.77~6.7		910,000		1,820,000
	2013	4.90		120,000		1,430,000
	2014			—		2,060,000

				5,870,000		10,050,000

Foreign currency
	2008 (*)	2.00		59,425		—
	2010	3.31		345,315		444,055
	2011	3M USD Libor+1.5~1.8		—		431,642
	2013	7.75		328,370		440,125
	2018	4.19		—		278,778
	2026	6.00		66,091		88,585
	2027	6.75~7.00		295,267		395,757
	2034	5.13		281,460		377,250
	2096	8.28		174,295		232,041

				1,550,223		2,688,233

				7,420,223		12,738,233

Less: Current portion, net of discount of KRW1,448 million in 2007 and KRW227 million in 2008				(2,009,149)		(1,381,272)
Discount on debentures issued				(10,606)		(15,870)

Debentures, net			KRW	5,400,468	KRW	11,341,091

(c)	Exchangeable Bonds

		Won (In millions)
Description	Annual interest rate (%)	2007		2008
Overseas exchangeable bonds	0.00	KRW	1,343	KRW	—
Overseas exchangeable bonds (*1)	0.00		485,682		485,682
Overseas exchangeable bonds (*1)	0.00		555,114		555,114

			1,042,139		1,040,796

Less: Current portion, net of premium of KRW18 in 2007 and nil million in 2008 and net of conversion right adjustment of KRW38 in 2007 and nil million in 2008			(1,323)		—

Plus: Premium on debentures issued			18		—
Less: Discount on debentures issued			(65,601)		(49,729)
Conversion right adjustment			(51,928)		(39,123)

Exchangeable bonds, net		KRW	923,305	KRW	951,944

(*1)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 with a discount value (JPY60,810,000,000 and EUR401,700,000). The main terms of the bonds are as follows:

•	Maturity date: November 23, 2011

•	Amount to be paid at maturity: JPY61,345,128,000 and EUR463,320,780

•	Exchange period: From January 4, 2007 to 10th day prior to its maturity

•	Shares to be exchanged: Common stock of the Company or its equivalent DR

•	Exchange price: KRW51,000 per share

•	Put option: Bondholders have a put option that they can exercise for JPY61,132,293,000 and EUR437,612,000 on November 23, 2009.

(d)	Foreign currency debt as of December 31, 2007 and 2008 is as follows:

	2007				2008
	Foreign currencies (In thousands)		Won equivalent (In millions)		Foreign currencies (In thousands)		Won equivalent (In millions)
Short-term borrowings	JPY	24,000,000	KRW	199,999	JPY	—	KRW	—

Long-term borrowings	USD	8,469		7,945	USD	8,784		11,046

Debentures	USD	1,284,277		1,204,908	USD	1,529,688		1,923,583
	JPY	—		—	JPY	23,000,000		320,595
	EUR	250,000		345,315	EUR	250,000		444,055

				1,550,223				2,688,233

Exchangeable bonds	JPY	61,470,773		487,025	JPY	61,345,128		485,682
	EUR	463,321		555,114	EUR	463,321		555,114

				1,042,139				1,040,796

			KRW	2,800,307			KRW	3,740,075

(e)	Aggregate maturities of the Company’s long-term debt as of December 31, 2008 are as follows:

	Won (In millions)
Period ended December 31	Local currency borrowings		Foreign currency borrowings		Electricity bonds		Foreign debentures		Exchangeable bonds		Total
2009	KRW	2,091,307	KRW	—	KRW	1,380,000	KRW	1,498	KRW	—	KRW	3,472,805
2010		1,728,331		—		1,510,000		445,454		—		3,683,785
2011		932,639		—		1,670,000		432,920		1,040,796		4,076,355
2012		214,523		—		1,820,000		1,120		—		2,035,643
2013		3,417		—		1,610,000		441,054		—		2,054,471
Thereafter		53,640		11,046		2,060,000		1,366,187		—		3,490,873

	KRW	5,023,857	KRW	11,046	KRW	10,050,000	KRW	2,688,233	KRW	1,040,796	KRW	18,813,932

19. SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2007 and 2008 are as follows:

			Won (In millions)
Lender	Type	Annual interest rate (%)	2007		2008
Local currency:
Woori Bank and Others	CP	variable	KRW	290,000	KRW	300,000
SMBC	Loan	3M Libor + 0.436		199,999		—

			KRW	489,999	KRW	300,000

The Company entered into short-term credit facilities with four banks including Woori Bank with total commitment up to KRW2,080,000 million.

20. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Major assets and liabilities, except mentioned in Note 18(d), denominated in foreign currencies as of December 31, 2007 and 2008 are as follows:

	2007				2008
	Foreign currencies (In thousands)		Won Equivalent (In millions)		Foreign currencies (In thousands)		Won equivalent (In millions)
Cash and cash equivalents	USD	498	KRW	467	USD	9,059	KRW	11,392
	EUR	—		—	EUR	2		4
Trade receivables	USD	1,751		1,643	USD	1,791		2,252
Short-term loans	USD	705		661	USD	—		—
Long-term other accounts receivable	USD	1,174		1,100	USD	—		—
Other non-current assets	USD	213		200	USD	174		219
	JPY	13,428		112	JPY	13,428		187
	EUR	22		30	EUR	30		54

			KRW	4,213			KRW	14,108

Other accounts payable	USD	482	KRW	452	USD	248	KRW	312

21. RETIREMENT AND SEVERANCE BENEFITS

Changes in retirement and severance benefits for the years ended December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007		2008
Estimated severance accrual at beginning of year	KRW	657,355	KRW	790,116
Provision for retirement and severance benefits		162,531		227,064
Payments		(29,770)		(37,884)

Estimated severance accrual at end of year		790,116		979,296

Less: Deposit for severance benefit insurance		(100,225)		(101,886)
Transfer to National Pension Fund		(91)		(91)

Net balance at end of year	KRW	689,800	KRW	877,319

The Company entered into severance benefit trust arrangements with Samsung Life Insurance Co., Ltd. And other insurance companies, for which the deposits account for 12.68% and 10.40% of the total retirement and severance benefits as of December 31, 2007 and 2008, respectively. Severance benefit insurance deposit payable to employees in trust at insurance companies amounting to KRW100,225 million and KRW101,886 million as of December 31, 2007 and 2008, respectively, are presented as a deduction from the accrual for retirement and severance benefits.

22. OTHER PROVISIONS

(a)	Changes in reserve for self insurance for the years ended December 31, 2007 and 2008 are as follows.

	Won (In millions)
	2007		2008
Balance at beginning of year	KRW	103,942	KRW	109,273
Accretion of provisions		7,191		7,180
Payment of provisions		(1,860)		(1,185)

Balance at end of year	KRW	109,273	KRW	115,268

(b)	Changes in other provisions for the years ended December 31, 2007 and 2008 are as follows

	Won (In millions)
	2007
	Provision for transformer (*)		Provision for litigation		Total
Balance at beginning of year	KRW	—	KRW	50,641	KRW	50,641
Accretion of provisions		21,938		11,516		33,454
Liability incurred		200,547		—		200,547
Payment		—		(29,248)		(29,248)
Return of provisions		—		(1,321)		(1,321)
Others		—		(11,854)		(11,854)

Balance at end of year	KRW	222,485	KRW	19,734	KRW	242,219

	Won (In millions)
	2008
	Provision for transformer (*)		Provision for litigation		Total
Balance at beginning of year	KRW	222,485	KRW	19,734	KRW	242,219
Accretion of provisions		13,016		2,136		15,152
Payment		(11,536)		(1,764)		(13,300)
Return of provisions		—		(53,149)		(53,149)
Others		25,982		51,851		77,833

Balance at end of year	KRW	249,947	KRW	18,808	KRW	268,755

(*)	Under the new regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2015. As a result of the enactment, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures.

23. OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007		2008
Advances received	KRW	578	KRW	3,140
Withholdings		158,728		147,449
Unearned revenue		58,613		83,020
Accrued expenses		144,019		196,614
Others		243,740		278,443

	KRW	605,678	KRW	708,666

24. DERIVATIVE INSTRUMENTS TRANSACTIONS

The Company has entered into various swap contracts to hedge risks involving foreign currency exchange rate and interest rate of long-term debentures. However, the Company does not apply hedge accounting and these contracts are recorded at the fair value with subsequent changes in fair value recorded in current income.

(a)	Currency swap contracts as of December 31, 2008 are as follows:

	Contract year	Settlement year	Contract amounts in millions				Contract interest rate per annum (%)
			Pay		Receive		Pay	Receive
Barclays	2008	2013	KRW	187,020	USD	200	7.5	7.8
Credit Suisse	2008	2013	KRW	140,265	USD	150	7.4	7.8
Deutsche Bank	2008	2010	KRW	172,959	EUR	125	2.5	3.1
Merrill Lynch	2008	2010	KRW	86,479	EUR	62.5	2.5	3.1
UBS	2008	2010	KRW	86,479	EUR	62.5	2.5	3.1
ANZ	2008	2011	KRW	52,025	USD	50	5.2	3M USD Libor + 1.80
DBS	2008	2011	KRW	51,730	USD	50	5.8	3M USD Libor + 1.70
Woori Investment & Securities	2008	2011	KRW	10,346	USD	10	5.8	3M USD Libor + 1.70
Mizuho	2008	2011	KRW	28,860	JPY	3,000	5.8	3M JPY Libor + 1.70
ING	2008	2011	KRW	50,495	USD	50	6.2	6M USD Libor + 1.50
Calyon	2008	2011	KRW	52,375	USD	50	5.9	6M USD Libor + 1.80
BNP Paribas	2008	2011	KRW	52,375	USD	50	5.9	6M USD Libor + 1.80
DBS	2008	2011	KRW	52,375	USD	50	6.0	6M USD Libor + 1.80

(b)	Interest swap contracts as of December 31, 2008 are as follows:

	Notional amount in millions (Won)		Contract interest rate per annum
			Pay (%)	Receive (%)	Term
Korea Exchange Bank	KRW	50,000	5.19	3M CD+0.22	2007~2010
		50,000	5.42	3M CD+0.21	2007~2010
		100,000	5.42	3M CD+0.22	2007~2010
		100,000	5.54	3M CD+0.27	2007~2010
		100,000	5.30	3M CD+0.35	2008~2011
		100,000	5.17	3M CD+0.38	2008~2011
Korea Development Bank		100,000	6.32	3M CD+0.66	2008~2011

(c)	Valuation and transaction gains and losses on swap contracts recorded as other income or expense for the years ended December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007		2008
Valuation:
Currency swaps:
Gains	KRW	—	KRW	303,270
Losses		—		—
Interest rate swaps:
Gains		2,594		—
Losses		—		(23,891)

	KRW	2,594	KRW	279,379

Transaction:
Derivatives:
Gains		22,892		5,403
Losses		(13,300)		(158,542)

	KRW	9,592	KRW	(153,139)

25. POWER, TRANSMISSION AND DISTRIBUTION COSTS

Power, transmission and distribution costs for the years ended December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007		2008
Material expenses:
Oil	KRW	35,734	KRW	46,782

Labor expenses:
Salaries		829,573		877,111
Severance and retirement benefits		105,092		140,816

		934,665		1,017,927
Overhead expenses:
Employee benefits		83,425		87,463
Rent		35,199		59,482
Depreciation		1,840,756		1,898,760
Maintenance		933,952		834,371
Commission and consultation fees		132,284		131,129
Development expense		180,328		179,020
Property, plant and equipment removal costs		304,617		303,172
Others		164,487		146,368

		3,675,048		3,639,765

	KRW	4,645,447	KRW	4,704,474

26. SELLING AND ADMINISTRATIVE EXPENSES

Details of selling and administrative expenses for the years ended December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007		2008
Labor	KRW	437,770	KRW	495,111
Employee benefits		53,240		55,937
Sales commission-others		412,696		432,026
Communication fees		29,565		31,447
Depreciation and amortization		42,246		47,518
Rent		13,265		14,321
Commission and consultation fees		65,023		69,186
Maintenance		12,461		16,623
Development expense		35,608		30,761
Others		138,716		116,930

	KRW	1,240,590	KRW	1,309,860

27. INCOME TAX

(a)	The components of income tax expense (benefits) for the years ended December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007		2008
Current income tax expense	KRW	179,205	KRW	21,952
Changes in deferred income tax, adjustment		186,237		(1,490,194)
Income tax recorded in capital		(38,482)		(85,521)

Income tax expense (benefits)	KRW	326,960	KRW	(1,553,763)

(b)	The income tax calculated using statutory tax rates differs from the income tax in the income statement for the years ended December 31, 2007 and 2008 for the following reasons:

	Won (In millions)
	2007		2008
Income (loss) before income tax	KRW	1,883,775	KRW	(4,506,231)
Tax effect		518,038		(1,239,214)
Adjustment:
Change in tax rate		—		(195,521)
Permanent differences		(179,235)		(168,597)
Unrecognized deferred income tax		(140,148)		27,554
Tax credit		(924)		—
Other, net		129,229		22,015

Income tax expense (benefits)	KRW	326,960	KRW	(1,553,763)

Effective tax rate		17.4%		34.5%

(c)	Changes in temporary differences and deferred income tax assets (liabilities) for the years ended December 31, 2008 are as follows:

	Won (In millions)
	Book value as of January 1, 2008		Adjustment		Increase (Decrease)		Book value as of December 31, 2008
Deferred foreign exchange translation gain	KRW	(62,506)	KRW	—	KRW	4,985	KRW	(57,521)
Gain on valuation of derivatives		(2,594)		—		—		(2,594)
Reserve for social overhead capital investment		(178,899)		—		62,445		(116,454)
Reserve for research and human resource development		(145,319)		—		45,080		(100,239)
Equity income of affiliates		(10,216,308)		—		834,654		(9,381,654)
Accumulated other comprehensive income		(109,881)		—		(415,983)		(525,864)
Accrual for retirement and severance benefits		513,485		—		154,590		668,075
Deferred foreign exchange translation loss		26,690		—		(2,289)		24,401
Loss on valuation of derivatives		—		—		23,890		23,890
Other, net		1,201,000		260,579		1,233,891		2,695,470

		(8,974,332)		260,579		1,941,263		(6,772,490)
Deferred income tax (liabilities)		(2,262,105)		70,107		818,612		(1,373,386)
Operating loss carry forwards		—		—		671,582		671,582

Deferred income tax (liabilities)	KRW	(2,262,105)	KRW	70,107	KRW	1,490,194	KRW	(701,804)

(*1)	These changes include adjustments for prior year tax return.
(*2)	The deferred tax assets are realizable because taxable income of the Company in future years which is expected to result from the unfulfilled existing contracts will exceed the deductible temporary differences, operating loss carryforwards and tax credit carryforwards.

(d)	Deferred income tax assets (liabilities) directly charged to shareholders’ equity as of December 31, 2008 are as follows:

	Won (In millions)
	2008
	Gross		Tax effect		Net of tax
Gain on disposal of treasury stock	KRW	259	KRW	71	KRW	188
Conversion right		(84)		(23)		(61)
Equity gain of affiliates		331,713		68,158		263,555
Equity loss of affiliates		84,270		17,315		66,955

	KRW	416,158	KRW	85,521	KRW	330,637

(e)	Income tax payable and prepaid income tax before offset as of December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007		2008
Prepaid tax before offset	KRW	(212,400)	KRW	(3,612)
Income tax payable before offset		193,169		72,258

Income tax payable (Prepaid tax) after offset	KRW	(19,231)	KRW	68,646

28. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share for the years ended December 31, 2007 and 2008 is calculated by dividing net income (loss) by the weighted-average number of shares of common stock outstanding.

	Won (In millions)
	2007		2008
Net income (loss)	KRW	1,556,815	KRW	(2,952,468)
Exchangeable bond interest		10		1

		1,556,825		(2,952,467)
Weighted-average number of common shares outstanding		621,717,622		622,637,717

Basic earnings (loss) per share in Won	KRW	2,504	KRW	(4,742)

Diluted earnings (loss) per share for the years ended December 31, 2007 and 2008 is calculated by dividing net income (loss) available to common shareholders plus the effect of dilutive securities by the weighted-average number of shares of common and common equivalent shares.

	Won (In millions)
	2007		2008
Net income (loss)	KRW	1,556,815	KRW	(2,952,467)
Exchangeable bond interest		20,031		—

		1,576,856		(2,952,467)
Weighted-average number of common shares and diluted securities outstanding		640,665,533		622,637,717

Diluted earnings (loss) per share in Won	KRW	2,461	KRW	(4,742)

(*)	In 2008, diluted earnings (loss) per share is the same with basic earnings (loss) per share because they have been antidilutive.

29. TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

(a)	Relationships between parents and subsidiaries as of December 31, 2008 are as follows:

Relationship	The name of the related parties
Domestic subsidiaries :	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., Korea Power Engineering Co., Ltd., KEPCO KPS, KEPCO Nuclear Fuel Co., Ltd., and Korea Electric Power Data Network Co., Ltd.

Foreign subsidiaries :	KEPCO International Hong Kong Ltd., KEPCO International Philippines Inc., KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Asia International Ltd., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Philippines Corporation, KEPCO SALCON Power Corporation, KEPCO Iliyan Corporation, Jiaozuo KEPCO Power Company Ltd., and KEPCO Shanxi International Ltd.

(b)	Transactions with related parties for the years ended December 31, 2007 and 2008 are as follows:

		Won (In millions)
Related party	Transaction	2007		2008
Sales and other income:

Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	KRW	638,463	KRW	191,337
Korea South-East Power Co., Ltd.	”		626,897		123,570
Korea Midland Power Co., Ltd.	”		100,151		108,223
Korea Western Power Co., Ltd.	”		212,466		124,510
Korea Southern Power Co., Ltd.	”		153,930		44,302
Korea East-West Power Co., Ltd.	”		337,920		97,293
Others	”		81,525		144,805

		KRW	2,151,352	KRW	834,040

Purchases and others:

Korea Hydro & Nuclear Power Co., Ltd. (*)	Purchase of electricity and others	KRW	5,513,434	KRW	5,800,407
Korea South-East Power Co., Ltd. (*)	”		2,145,893		3,101,483
Korea Midland Power Co., Ltd. (*)	”		2,802,392		3,607,801
Korea Western Power Co., Ltd. (*)	”		3,097,047		3,683,620
Korea Southern Power Co., Ltd. (*)	”		3,729,775		4,646,937
Korea East-West Power Co., Ltd (*)	”		2,867,866		3,882,963
Korea Power Engineering Co., Inc.	Designing of power plant and others		9,038		3,113
KEPCO KPS	Utility plant maintenance		50,945		53,852
Korea Electric Power Data Network, Co., Ltd.	Maintenance of computer system		279,653		167,061
Others	Commissions for service and others		105,240		583,999

		KRW	20,601,283	KRW	25,531,236

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(c)	Receivables arising from related parties transactions as of December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007
Related party	Trade receivables		Other receivables		Total
Korea Hydro & Nuclear Power Co., Ltd.	KRW	1,585	KRW	401,053	KRW	402,638
Korea South-East Power Co., Ltd.		2,793		549,284		552,077
Korea Midland Power Co., Ltd.		3,665		39,436		43,101
Korea Western Power Co., Ltd.		4,075		115,311		119,386
Korea Southern Power Co., Ltd.		424		117,760		118,184
Korea East-West Power Co., Ltd.		3,068		262,351		265,419
Others		33		12,641		12,674

	KRW	15,643	KRW	1,497,836	KRW	1,513,479

	Won (In millions)
	2008
Related party	Trade receivables		Other receivables		Total
Korea Hydro & Nuclear Power Co., Ltd.	KRW	8,046	KRW	326,505	KRW	334,551
Korea South-East Power Co., Ltd.		3,539		504,588		508,127
Korea Midland Power Co., Ltd.		5,492		36,642		42,134
Korea Western Power Co., Ltd.		4,783		111,286		116,069
Korea Southern Power Co., Ltd.		383		110,207		110,590
Korea East-West Power Co., Ltd.		3,422		246,800		250,222
Others		5,440		8,813		14,253

	KRW	31,105	KRW	1,344,841	KRW	1,375,946

(d)	Payables arising from related parties transactions as of December 31, 2007 and 2008 are as follows:

	Won (In millions)
	2007
Related party	Trade payables		Other payables		Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	KRW	430,943	KRW	3,281	KRW	434,224
Korea South-East Power Co., Ltd. (*)		189,252		1,614		190,866
Korea Midland Power Co., Ltd. (*)		265,932		1,506		267,438
Korea Western Power Co., Ltd. (*)		276,850		3,519		280,369
Korea Southern Power Co., Ltd. (*)		349,161		1,349		350,510
Korea East-West Power Co., Ltd. (*)		293,689		1,301		294,990
Korea Power Engineering Co., Inc.		—		547		547
KEPCO KPS		—		3,623		3,623
Korea Electric Power Data Network, Co., Ltd.		—		27,883		27,883
Others		5		8,258		8,263

	KRW	1,805,832	KRW	52,881	KRW	1,858,713

	Won (In millions)
	2008
Related party	Trade payables		Other payables		Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	KRW	532,669	KRW	3,206	KRW	535,875
Korea South-East Power Co., Ltd. (*)		305,173		1,351		306,524
Korea Midland Power Co., Ltd. (*)		331,087		1,607		332,694
Korea Western Power Co., Ltd. (*)		335,470		1,267		336,737
Korea Southern Power Co., Ltd. (*)		466,062		1,384		467,446
Korea East-West Power Co., Ltd. (*)		393,334		1,669		395,003
Korea Power Engineering Co., Inc.		—		172		172
KEPCO KPS		—		4,883		4,883
Korea Electric Power Data Network, Co., Ltd.		—		45,462		45,462
Others		67,096		4,604		71,700

	KRW	2,430,891	KRW	65,605	KRW	2,496,496

(e)	As discussed in Note 18, as of December 31, 2007 and 2008, the balances of long-term borrowings from Korea Development Bank amounted to KRW4,652,500 million and KRW3,323,333 million, respectively, and the related interest expense amounted to KRW250,752 million and KRW227,857 million for the years ended December 31, 2007 and 2008, respectively.

(f)	The Company has provided guarantees for related companies as of December 31, 2008 as follows:

Guaranteed company	Type	USD (In thousands)
KEPCO Ilijan Co. (*1)	Subsidiary	USD	72,000
KEPCO Lebanon SARL. (*2)	Subsidiary	USD	17,112
KEPCO Shanxi International Ltd. (*3)	Subsidiary	USD	180,000
		USD	110,640 (Libor+2%	)
KEPCO SPC Power Corporation. (*4)	Subsidiary	USD	100,000

(*1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed USD281 million in 2000 as project financing from Japan Bank of International Corporation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with the guarantee not to exceed USD72 million on performance of the power generation business of KEPCO Ilijan Corporation.
(*2)	The Company has provided performance guarantees related to the operation of the Lebanon power generation plant amounting to USD17,112 thousand to the Lebanon Electricity Agency.
(*3)	KEPCO Shanxi International Ltd. (the wholly owned subsidiary) formed consortium (34% of ownership) with Deutsche Bank and Shanxi International Electric Power Ltd. To invest in the Chinese electric power generation business. The consortium established Gemeng International Energy Group Co., Ltd. (34% of ownership) to support this business. The Company provided HSBC and Export-Import Bank of Korea (the “EXIM Bank”) with the payment guarantee for the loan amounting to USD180,000 thousand, which KEPCO Shanxi International Ltd. Borrowed from HSBC and EXIM Bank. The Company agreed with Deutsche Bank to refund the investment of USD110,640 thousand and pay the additional interest of Libor + 2% for the period from initial investment date to the unqualified date in accordance with terms of the agreement, when Gemeng International Energy Group Co., Ltd. Becomes bankrupt within 2 years from the establishment date or fails to be listed on the Hong Kong stock exchange within 6 years from the establishment date.

(*4)	The Company invested in power plant construction in Cebu, Philippines and established KEPCO SPC Power Corporation to support this business. KEPCO SPC Power Corporation borrowed from EXIM Bank for financing and provided EXIM Bank with payment guarantee amounting to USD100,000 thousand for borrowings.

(g)	The guarantees provided by related companies for the Company as of December 31, 2008 are as follows:

			USD (In thousands)
Type	Related party	Currency	Guaranteed amounts
Payment guarantee (*)	Korea Development Bank	USD	686,757

(*)	Korea Development Bank has provided a repayment guarantee for certain foreign currency debentures of the Company, which existed at the time of spin-off, and for the capital on performance of the power generation business of KEPCO Ilijan Corporation, but which had not been redeemed as of December 31, 2008.

(h)	The salaries and other compensations the Company has paid to the key members of management for the year ended December 31, 2008 were as follows:

	Won (In millions)
	2008
	Annual compensation		Average payment
Salaries	KRW	2,176	KRW	121
Retirement and severance benefits		152		19

30. COMMITMENTS AND CONTINGENCIES

(a)	As of December 31, 2008, the Company is involved in 71 lawsuits as a plaintiff and 270 lawsuits as a defendant with claims amounting to KRW36,705 million and KRW204,548 million, respectively. As of December 31, 2008, the Company had recorded a liability related to the above claims amounting to KRW920 million. The Company’s management believes that the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(b)	The Company entered into an arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. But, the executive board of KEDO decided to terminate the light water reactor project on May 31, 2006 due to the political environment surrounding the Korean peninsula. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO.

According to the TA, the Company mainly accepts all rights and obligations related to the light water reactor outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. As a result, the Company recorded transferred equipment in accordance with the TA as other non-current assets amounting to KRW93,625 million. In addition, the Company recorded the estimated claims by subcontractors as other long-term liabilities amounting to KRW17,889 million.

Pursuant to the terms of the TA, the Company is required to report the disposal or reuse of the transferred equipment to KEDO, and the gains and losses from the TA are shared with KEDO through the negotiation between two parties. The Company’s management believes that ultimate gains or losses are not reasonably estimated as of Dec 31, 2008 as it is contingent upon disposal or reuse of the related assets and settlement of obligations

(c)	The Company entered into power purchase agreements with GS EPS Co., Ltd. And other independent power producers for power purchases in accordance with the Electricity Business Act. These purchase agreements include minimum purchase requirements which the Company has historically exceeded. The power purchased under these agreements amounted to KRW1,487,345 million and KRW2,228,262 million for the years ended December 31, 2007 and 2008, respectively.

(d)	The payment guarantees provided by the bank as of December 31, 2007 were as follows (KRW (In millions) USD, JPY, EUR, CHF & SAR (In thousands)):

Bank	Currency	Limit	Content
Korea Exchange Bank	USD	4,590	An import credit memorandum
	JPY	13,450	An import credit memorandum
	EUR	308	An import credit memorandum
	CHF	221	An import credit memorandum
	USD	72,000	Performance guarantees related to the business of the Ilijan power generation plant
	USD	78,819	Guarantees related to oversees oil development business
	EUR	432	Others
Nonghyup	USD	3,428	An import credit memorandum
Standard Chartered First Bank Korea Limited.	USD	24,536	Guarantees related to the operation of the Lebanon power generation plant
Korea Development Bank	USD	686,757	Payment guarantees related to foreign currency debentures
Kookmin Bank	KRW	50,000	Payment guarantees related to long-term borrowings
Exim Bank	SAR	25,000	Others

(e)	As explained in Note 6, the Company invested in oversees oil development industry with Korean Consortium owning 60% equity interest in the joint venture incorporated with English Equator and Nigeria, invested in KNOC Nigerian East 323, KNOC Nigerian West 321 and Dolphin Property Ltd. Additionally, the Company provides performance guarantees of USD 25 million related to the oil and gas producing activities and performance guarantees of USD 35 million and other payment guarantees of USD 19 million related to the construction of power generation plants and gas pipes to the Nigerian government.

31. CASH FLOWS

Significant transactions not involving cash inflow and outflow for the years ended December 31, 2007 and 2008 are summarized as follows:

	Won (In millions)
	2007	2008
Conversion of exchangeable bonds	KRW 9,104	KRW	510

32. SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:

The accounts and amounts needed for the computation of value added in 2007 and 2008 are as follows (Won in millions):

	Won (In millions)
	2007		2008
Salaries	KRW	1,242,494	KRW	1,328,416
Provision for severance indemnities		155,332		214,084
Employee benefits		137,749		144,928
Rent		48,648		73,913
Depreciation & amortization		1,883,003		1,946,278
Taxes and dues		65,342		65,422
Net Interest Expenses		588,135		736,520

33. THE FOURTH QUARTER’S RESULTS OF OPERATIONS (UNAUDITED)

	Won (In millions)
	4th, 2007		4th, 2008
Sales	KRW	7,239,616	KRW	8,181,399
Net loss		(647,172)		(2,163,262)
Loss per share (In won)		(1,039)		(3,474)

34.	COMPREHENSIVE INCOME (LOSS) STATEMENT

	Won (In millions)
	2007		2008
Net income (loss)	KRW	1,556,815	KRW	(2,952,468)
Gain (loss) on valuation of available-for-sale securities
Tax effect:2007 – (1,009)
2008 – -		(2,659)		(3,501)
Unrealized equity gain of affiliates
Tax effect : 2007 – 1,458
2008 – 62,087		3,843		269,626
Unrealized equity loss of affiliates
Tax effect : 2007 – 15,016
2008 – 23,386		39,588		60,884

Comprehensive income (loss)	KRW	1,597,587	KRW	(2,625,459)

35. SUBSEQUENT EVENTS

Related to Nigeria’s oil and gas developments noted in 30(e), on January 29, 2009, Korea Consortium was officially informed that Nigeria’s Oil Ministry cancelled exploration rights awarded to a Korean Consortium and prepaid cash investments will be refunded. Korean Consortium is preparing for lawsuit to counter cancellation of exploration rights from Nigerian government. Meanwhile, the invested amounts have been accounted for as investments but recoverable amount of the investment might be considered to be less than the carrying amount due to the above event after the balance sheet date.

Independent Accountant’s Review Report

on Internal Accounting Control System (“IACS”)

English Translation of a Report Originally Issued in Korean

To the Representative Director

Korea Electric Power Corporation:

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of Korea Electric Power Corporation (the “Company”) as of December 31, 2008. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2008, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2008, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a Company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Company’s IACS as of December 31, 2008, and we did not review its IACS subsequent to December 31, 2008. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

February 27, 2009

Notice to Readers

This report is annexed in relation to the audit of the non-consolidated financial statements as of December, 31, 2008 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: March 30, 2009